UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Antero Midstream Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03676B 102

(CUSIP Number)

Antero Subsidiary Holdings LLC
Paul M. Rady
Glen C. Warren, Jr.
1615 Wynkoop Street
Denver, Colorado 80202
(303) 357-7310

with a copy to:

Douglas E. McWilliams
Scott D. Rubinsky
Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, Texas 77002
(713) 758-2222

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 03676B 102

SCHEDULE 13D

1	Name of Reporting Person Antero Subsidiary Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 107,000,001
	8	Shared Voting Power 0(1)
	9	Sole Dispositive Power 107,000,001
	10	Shared Dispositive Power 0(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 107,000,001(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.11%(2)
14	Type of Reporting Person OO

(1)       Calculated in the manner set forth in Item 5.

(2)       Based on 484,042,327 shares of the Issuer’s common stock outstanding as of December 16, 2019, after giving effect to the Stock Repurchase and corresponding cancellation, as described in the Explanatory Note.

CUSIP No. 03676B 102

1	Name of Reporting Person Paul M. Rady
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 9,520,091
	8	Shared Voting Power 19,180,821(1)
	9	Sole Dispositive Power 9,520,091
	10	Shared Dispositive Power 19,180,821(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,700,912(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.93%(2)
14	Type of Reporting Person IN

(1)       Calculated in the manner set forth in Item 5.

(2)       Based on 484,042,327 shares of the Issuer’s common stock outstanding as of December 16, 2019, after giving effect to the Stock Repurchase and corresponding cancellation, as described in the Explanatory Note.

CUSIP No. 03676B 102

1	Name of Reporting Person Glen C. Warren, Jr.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 16,803,998
	8	Shared Voting Power 3,966,804(1)
	9	Sole Dispositive Power 16,803,998
	10	Shared Dispositive Power 3,966,804(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,770,802(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.29%(2)
14	Type of Reporting Person IN

(1)       Calculated in the manner set forth in Item 5.

(2)       Based on 484,042,327 shares of the Issuer’s common stock outstanding as of December 16, 2019, after giving effect to the Stock Repurchase and corresponding cancellation, as described in the Explanatory Note.

Explanatory Note: On December 8, 2019, Antero Midstream Corporation (the “Issuer”) agreed to purchase $100.0 million worth of its common stock from Antero Resources Corporation (“Antero Resources”) with the number of shares to be sold based on a formulaic pricing mechanism taking into account both historical and future pricing of the Issuer’s common stock (the “Stock Repurchase”) pursuant to the Repurchase Agreement, dated December 8, 2019, between Antero Resources and the Issuer (the “Repurchase Agreement”). On December 16, 2019, Antero Resources sold 19,377,592 shares of the Issuer’s common stock to the Issuer pursuant to the Repurchase Agreement, which shares were thereafter cancelled by the Issuer. Paul M. Rady, Glen C. Warren, Jr. and Antero Subsidiary Holdings LLC (together with Mr. Rady and Mr. Warren, the “Reporting Persons”) are party to that certain Stockholders’ Agreement, dated March 12, 2019, and as a result the Reporting Persons may be deemed to have formed a Section 13(d) group. Although none of the Reporting Persons sold shares of the Issuer’s common stock, the Reporting Persons are filing this Amendment No. 4, which amends and supplements the Statement on Schedule 13D filed on March 14, 2019 (as amended by Amendment No. 1 filed on May 24, 2019, as further amended by Amendment No. 2 filed on September 5, 2019 and as further amended by Amendment No. 3 filed on November 12, 2019, the “Original Schedule 13D”) with the Securities and Exchange Commission to reflect the new ownership percentages of each of the Reporting Persons following the sales made by Antero Resources pursuant to the Stock Repurchase and the corresponding cancellation of shares. The Original Schedule 13D is hereby amended and supplemented by the Reporting Persons, as set forth below (as so amended and supplemented, the “Schedule 13D”). Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein that are not defined herein have the meanings set forth in the Original Schedule 13D. Each ownership percentage set forth herein is based on 484,042,327 shares of the Issuer’s common stock outstanding as of December 16, 2019, after giving effect to the Stock Repurchase and cancellation described above.

Item 5.	Interest in Securities of the Issuer

This Item 5 shall be deemed to amend and restate Item 5 to the Original Schedule 13D in its entirety:

The aggregate number and percentage of shares of the Issuer’s common stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of the Issuer’s common stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As a result of the Stockholders’ Agreement (as defined below), the Reporting Persons may be deemed to have formed a Section 13(d) group. If the Reporting Persons are deemed to have formed a Section 13(d) group, such group may be deemed to beneficially own an aggregate of 156,471,715 shares of the Issuer’s common stock for the purpose of Rule 13d-3 under the Act, which would constitute approximately 32.33% of the outstanding shares of the Issuer’s common stock and total voting power of the Issuer. Each of the Reporting Persons disclaims beneficial ownership of shares owned by the other Reporting Persons except to the extent of its or his pecuniary interest therein.

Each of the Reporting Persons listed below has the following beneficial ownership of shares of the Issuer’s common stock (percentages are based on 484,042,327 shares outstanding as of December 16, 2019, after giving effect to the Stock Repurchase and corresponding cancellation of shares described above):

(i)       Paul M. Rady is the direct owner of 9,520,091 shares of the Issuer’s common stock, representing 1.97% of the outstanding shares of the Issuer’s common stock. Because Mr. Rady owns a 3.68% limited liability company interest in Mockingbird Investment LLC (“Mockingbird”), and a trust under his control owns the remaining 96.32% in Mockingbird, he may be deemed to beneficially own an additional 19,180,821 shares of the Issuer’s common stock owned of record by Mockingbird based on his relationship with Mockingbird. Mr. Rady disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(ii)       Glen C. Warren, Jr. is the direct owner of 16,803,998 shares of the Issuer’s common stock, representing 3.47% of the outstanding shares of the Issuer’s common stock. Because Mr. Warren is the sole member of Canton Investment Holdings LLC (“Canton”), he may be deemed to beneficially own an additional 3,966,804 shares of the Issuer’s common stock owned of record by Canton based on his relationship with Canton. Mr. Warren disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(iii)       Antero Subsidiary Holdings LLC is the record owner of 107,000,001 shares of the Issuer’s common stock, representing 22.11% of the outstanding shares of the Issuer’s common stock. Because Antero Resources is the sole member of AR Sub, Antero Resources may be deemed to beneficially own all shares of the Issuer’s common stock owned by AR Sub based on its relationship with AR Sub. Antero Resources disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person. No Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.

Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the shares of the Issuer’s common stock since the filing of the Original Schedule 13D.

Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares that may be deemed to be beneficially owned by the Reporting Persons.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2019

PAUL M. RADY

	By:	/s/ Alvyn A. Schopp, as attorney-in-fact for Paul M. Rady

GLEN C. WARREN, JR.

	By:	/s/ Alvyn A. Schopp, as attorney-in-fact for Glen C. Warren, Jr.

ANTERO SUBSIDIARY HOLDINGS LLC

	By:	ANTERO RESOURCES CORPORATION, its sole member

	By:	/s/ Alvyn A. Schopp
	Name:	Alvyn A. Schopp
	Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer